File No. 70-9869





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      Gale E. Klappa                                   John D. McLanahan, Esq.
 Financial Vice President                               Troutman Sanders LLP
   The Southern Company                              600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                   Suite 5200
  Atlanta, Georgia  30303                           Atlanta, Georgia  30308-2216

7

                              INFORMATION REQUIRED

Item 1.    Description of Proposed Transactions

         The information previously set forth in Item 1 in this proceeding is hereby deleted and replaced with the following:

         1.1 The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through May 22, 2011, to grant Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Cash Based Awards and to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Southern Company Omnibus Incentive Compensation Plan (the "Plan"), as described herein. Thirty million shares of Common Stock are available for grants under the Plan. Additional shares of Common Stock will be transferred from the Southern Company Performance Stock Plan to this Plan and will also be available for grants by the Committee under the Plan.

         The Board of Directors of Southern has adopted the Plan, subject to stockholder approval. The purpose of the Plan is to optimize the profitability and growth of Southern through annual and long-term incentives that are consistent with Southern's goal and that link the personal interest of participants to those of Southern's stockholders, to provide participants with an incentive for excellence in individual performance, to promote teamwork among participants and to provide flexibility to Southern in its ability to motivate, attract and retain key individuals with outstanding ability.

         The Plan will be administered by a Committee appointed by the Board of Directors of Southern (the "Committee"). The composition of the Committee must comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Currently, the Committee consists of two directors of Southern who are not employees of Southern or its subsidiaries. The Committee will have exclusive authority to interpret the Plan.

         The Plan permits the Committee to grant, in its discretion, Incentive Stock Options and Nonqualified Stock Options (collectively, "Stock Options"), Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and/or Cash Based Awards to directors of Southern or certain of its subsidiaries and those employees, as determined by the Committee, who have a significant impact on the long-term performance and success of Southern. The Committee has determined that the approximate number of participants under the Plan initially will be 24,000, but may be changed at the Committee's discretion. Each award made under the Plan will be evidenced by an award agreement.

         Nonqualified Stock Options entitle the participant to purchase up to the number of shares of Common Stock specified in the grant at a specified price (the "Option Price"). The Option Price will be set by the Committee at the time a grant is made. The period during which the Nonqualified Stock Options may be exercised will be set by the Committee at the time a grant is made.

         Stock Options designated by the Committee as Incentive Stock Options are intended to comply with Section 422 of the Internal Revenue Code. They will be granted only to employees and entitle the participant to purchase the specified number of shares of Common Stock at the Option Price not more than 10 years from the date of the grant. The aggregate fair market value of Common Stock determined at the time of each grant for which any participant may vest in Incentive Stock Options under the Plan for any calendar year shall not exceed $100,000.

         Stock Options must be paid in full when exercised by the participant. The Committee, in its discretion, may permit the Option Price to be paid in whole or in part through the transfer to Southern of shares of Common Stock previously acquired by the participant.

         Stock Appreciation Rights are rights that, when exercised, entitle the participant to the appreciation in value of the number of shares of Common Stock specified in the grant, from the date granted to the date exercised. The exercised Stock Appreciation Right may be paid in cash and/or Common Stock, as determined by the Committee. Stock Appreciation Rights may be granted in the sole discretion of the Committee in conjunction with an Incentive Stock Option or Nonqualified Stock Option. Stock Appreciation Rights may not be exercised more than 10 years after the date granted.

         Restricted Stock awards are grants of shares of Common Stock that are held by Southern for the benefit of the participant without payment of consideration by the participant. There are restrictions or conditions on the participant's right to transfer or sell such shares. The Committee will establish a "Restriction Period" for each Restricted Stock award made. Subject to the terms of an award agreement, the participant may be entitled to dividends paid on the Restricted Stock and may have the right to vote such shares.

         Restricted Stock Units are awards that entitle the participant to the value of shares of Common Stock at the end of a designated restriction period. Except for voting rights, Restricted Stock Units may have all of the characteristics of Restricted Stock, as described above. Restricted Stock Units may be paid out in cash or shares.

         Performance Units, Performance Shares and Cash-Based Awards (collectively "Performance Awards") are awards that entitle the participant to a level of compensation based on the achievement of pre-established performance goals over a designated performance period. Performance Units shall have an initial value determined by the Committee. The value of a Performance Share will be the fair market value of Common Stock on the grant date. A Cash-Based Award will have the value determined by the Committee. At the beginning of the performance period the Committee will determine the number of Performance Units or Performance Shares awarded or the target value of Cash-Based Awards; the performance period; and the performance goals. At the end of the performance period, the Committee will determine the degree of achievement of the performance goals which will determine the level of payout. The Committee may set performance goals using any combination of the following criteria:

                  1.       Earnings per share

                  2. Net income or net operating income (before or after taxes and before or after extraordinary items)

                  3. Return measures (including, but no limited to, return on assets, equity, or sales)

                  4. Cash flow return on investments which equals net cash flows divided by owners equity

                  5.       Earnings before or after taxes

                  6.       Gross revenues

                  7.       Gross margins

                  8. Share price (including, but not limited to, growth measures and total shareholder return)

                  9. Economic Value Added, which equal net income or net operating income minus a charge for use of capital

                  10.      Operating margins

                  11.      Market shares

                  12.      Revenue growth

                  13.      Capacity utilization

                  14.      Increase in customer base

                  15.      Environmental health and safety

                  16.      Diversity

                  17.      Quality

         Performance Awards may be paid in cash or shares of Common Stock or a combination thereof in the Committee's discretion.

         The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Options, pursuant to any award granted in any one fiscal year to any one single participant, shall be 5,000,000 shares.

         The maximum aggregate number of shares of Common Stock that may be granted in the form of Stock Appreciation Rights, pursuant to any award granted in any one fiscal year to any one participant, shall be 5,000,000 shares.

         The maximum aggregate number of shares of Common Stock that may be granted with respect to awards of Restricted Stock granted in any one fiscal year to any one participant shall be 1,000,000 shares.

         The maximum amount payable (determined at the end of the applicable restriction period) in any one fiscal year to any one participant for Restricted Stock Units is the higher of $10,000,000 or 1,000,000 shares of Common Stock.

         The maximum amount payable (determined as of the end of the applicable performance period) with respect to an award of Performance Shares granted in any one fiscal year to any one participant shall be equal to the larger of $10,000,000 or 1,000,000 shares.

         The maximum amount payable (determined as of the end of the applicable performance period) with respect to Performance Units or Cash-Based Awards awarded in any one fiscal year to any one participant shall be $10,000,000.

         If a change in control occurs all Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units will vest immediately and if the Plan is not continued or replaced with a comparable plan, pro-rata payments of all Performance Awards at not less than target-level performance will be paid.

         The Board of Directors of Southern may terminate or amend the Plan at any time except after a change in control.

         The Plan will terminate May 22, 2011, unless terminated sooner by the Board of Directors. 1.2 Southern further proposes to submit the Plan for consideration and action by its stockholders at the annual meeting of such stockholders to be held on May 23, 2001, and in connection therewith, to solicit proxies from its stockholders. The material to be used in connection with such solicitation in respect of the Plan will be substantially as set forth in Exhibits G-1, G-2 and G-3 hereto. In addition, in the event that Southern considers it desirable to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $30,000.

         Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        April 3, 2001                               THE SOUTHERN COMPANY


                                                          By:  /s/Tommy Chisholm

                                                              Tommy Chisholm
                                                              Secretary